UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2023

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

As previously disclosed, on July 22, 2022, the Nasdaq Stock Market LLC (“Nasdaq”) notified Rail Vision Ltd. (the “Company”) that it was eligible for a 180 calendar day period, or until January 16, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires the Company’s ordinary shares to maintain a minimum bid price of $1.00 per share. The Company received a letter from Nasdaq that, for the 11 consecutive business days from December 21, 2022 to January 6, 2023, the closing bid price of the Company’s ordinary shares had been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-265968), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: January 12, 2023	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

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